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                  November 19, 2021

       Jason LeBlanc
       Senior Vice President, Finance and Chief Financial Officer
       Yamana Gold Inc.
       Royal Blank Plaza, North Tower
       200 Bay Street, Suite 2200
       Toronto, Ontario
       Canada M5J 2J3

                                                        Re: Jacobina Mineracao
e Comercio Ltda.
                                                            Registration
Statement on Form F-4
                                                            Filed November 12,
2021
                                                            File No. 333-261005

       Dear Mr. LeBlanc:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Anuja A. Majmudar, Attorney-Advisor, at 202-551-3844 with any questions.




                  Sincerely,


                  Division of Corporation Finance

                  Office of Energy & Transportation
       cc:                                              Adam M. Givertz